Exhibit 99.2

January 26, 2026

OSISKO DEVELOPMENT CORP.

BOUGHT DEAL TREASURY OFFERING OF COMMON SHARES

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the document may be obtained from National Bank Financial Inc. by phone at (416)-869-8414 or email at NBF-Syndication@bnc.ca, from RBC Dominion Securities Inc. by phone at 416-842-5349 or by email at distribution.rbcds@rbccm.com, or from Cantor Fitzgerald Canada Corporation, by phone at 416-849-5003 or by email at ecmcanada@cantor.com.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the United States Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the base prospectus, the prospectus supplement, the documents incorporated therein, the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank of Canada Financial Inc. by phone at (416)-869-8414 or email at NBF-Syndication@bnc.ca, from RBC Capital Markets, LLC, by phone at 877-822-4089 or by email at equityprospectus@rbccm.com, or from Cantor, by phone at 416-849-5003 or by email at prospectus@cantor.com

Issuer:	Osisko Development Corp. (“Osisko Development” or the “Company”).
Offering:	Treasury offering of 35,311,000 common shares (“Common Shares”) (40,607,650 Common Shares in the event that the Over-Allotment Option (as defined below) is exercised in full).
Issue Price:	US$3.54 per Common Share.
Gross Proceeds:	US$125,000,940 (US$143,751,081 if the Over-Allotment Option is exercised in full).
Over-Allotment Option:	The Company has granted the underwriters an option, which may be exercised in whole or in part at the Co-Bookrunners’ (as defined below) sole discretion on behalf of the underwriters at any time within the 30 days following the Closing Date, to purchase at the Issue Price up to an additional 15% of the Common Shares issued pursuant to the Offering to cover over-allotments, if any and for market stabilization purposes.
Use of Proceeds:	The Company intends to use the net proceeds of the Offering to fund infill conversion drilling and at depth exploration at the Cariboo Gold Project and for general working capital purposes.
Form of Offering:	Public offering, eligible for sale in all provinces and territories of Canada pursuant to a prospectus supplement to the short form base shelf prospectus of the Company dated December 23, 2025, into the United States under a registration statement (containing the base prospectus, as supplemented by a prospectus supplement) filed under the multi-jurisdictional disclosure system, and in such other jurisdictions as the Co-Bookrunners and the Company may agree on a private placement basis.
Form of Underwriting:	Bought deal, subject to the entering into an underwriting agreement containing “Disaster Out”, “Regulatory Out”, “Breach Out” and “Material Adverse Change Out” clauses running until the Closing Date, and other industry standard provisions.
Listing:	Application will be made to list the Common Shares on the TSX Venture Exchange (“TSXV”) and the New York Stock Exchange (the “NYSE”). Listing will be subject to fulfilling all the listing requirements of the TSXV and the NYSE, respectively. The Company’s common shares are currently listed on the TSXV and the NYSE under the symbol “ODV”.
Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs, TFSAs, and FHSAs.
Co-Bookrunners:	National Bank Financial Inc., RBC Capital Markets, and Cantor Fitzgerald Canada Corporation.

Commission:	4.50% of the gross proceeds of the Offering.
Closing Date:	On or about January 30, 2026 (the “Closing Date").